UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF DECEMBER 2009
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Report on Form 6-K shall be incorporated by reference in the Registration Statement (Registration No. 333-161983) of A-Power Energy Generation Systems, Ltd. (the “Company”) on Form F-3 and in the prospectus filed as part of such registration statement, and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC by the Company.

TABLE OF CONTENTS

Page

Signature	4
Exhibit Index	5

Exhibit 99.1 –	Press Release dated December 3, 2009 announcing financial results for third quarter 2009

Exhibit 99.2. –	Press Release dated December 3, 2009 regarding Memorandum of Understanding with Pakistan Amraas International Private Limited for biomass power plants and a geothermal project

Exhibit 99.3 –	Press Release dated December 3, 2009 regarding waste-heat power generation construction contract with Tieling Tiexin Cement Co. Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Date: December 3, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1 – Press Release dated December 3, 2009 announcing financial results for third quarter 2009

99.2	Exhibit 99.2. – Press Release dated December 3, 2009 regarding Memorandum of Understanding with Pakistan Amraas International Private Limited for biomass power plants and a geothermal project

99.3	Exhibit 99.3 – Press Release dated December 3, 2009 regarding waste-heat power generation construction contract with Tieling Tiexin Cement Co. Ltd.